Filed Pursuant to Rule 424(b)(3)
Registration No. 333-179792

American Depositary Shares Representing Ordinary Shares

and

Warrants to Purchase American Depositary Shares
______________________________

This prospectus relates to the resale, by the selling shareholders identified in this prospectus, of (i) up to an aggregate of 4,230,487 American Depository Shares (“ADS”), each representing ten (10) of our ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), (ii) up to an aggregate of 2,622,157 of our warrants (the “warrants”) to purchase ADSs (the “warrant ADSs”) and (iii) up to an aggregate of 2,622,157 warrant ADSs.  The selling shareholders are identified in the table commencing on page 9. The ADSs and the warrants held by these selling shareholders are being registered hereunder pursuant to previously disclosed purchase agreements between each of the selling shareholders and us. No ADSs or warrants are being registered hereunder for sale by us. We will not receive any proceeds from the sale of the ADSs or the warrants by the selling shareholders.  All net proceeds from the sale of the ADSs and the warrants covered by this prospectus will go to the selling shareholders.  However, we may receive the proceeds from any exercise of warrants if the holders do not exercise the warrants on a cashless basis. See “Use of Proceeds.”

Our ADSs are quoted on the Nasdaq Capital Market under the symbol “BLRX.” On July 20, 2012, the closing price of our ADSs on the Nasdaq Capital Market was $2.47 per ADS.

Our ordinary shares currently trade on the Tel Aviv Stock Exchange under the symbol “BLRX.”  On July 19, 2012, the last reported sale price of our ordinary shares was NIS 1.00, or $0.25 per share (based on the exchange rate reported by the Bank of Israel on such date).

______________________________

Investing in our ADSs or ordinary shares involves a high degree of risk.

See “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011, incorporated by reference herein.

Neither the U.S. Securities and Exchange Commission, the Israel Securities Authority nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

______________________________

The date of this prospectus is August 2, 2012

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on our behalf.  We have not authorized anyone to provide you with information different from that contained in this prospectus.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not offering to sell or solicit any security other than the ADSs and the warrants offered by this prospectus.  In addition, we are not offering to sell or solicit any securities to or from any person in any jurisdiction where it is unlawful to make this offer to or solicit an offer from a person in that jurisdiction.  The information contained in this prospectus is accurate as of the date on the front of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our securities.  Our business, financial condition, results of operations and prospects may have changed since that date.

We have obtained the statistical data, market data and other industry data and forecasts used throughout this prospectus from publicly available information and from reports we commissioned.  We have not sought the consent of the sources to refer to the publicly available reports in this prospectus.

______________________________

Unless the context otherwise requires, all references to “BioLineRx,” “we,” “us,” “our,” the “Company” and similar designations refer to BioLineRx Ltd. and its wholly-owned subsidiaries: BioLine Innovations Jerusalem Ltd., or BIJ Ltd.; BioLine Innovations Jerusalem Limited Partnership, or BIJ L.P.; and BioLineRx USA, Inc., or BioLineRx USA.

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus that we consider important. This summary does not contain all of the information you should consider before investing in our ADSs or our ordinary shares. You should read this summary together with the entire prospectus, including the risks related to our most advanced therapeutic candidates, BL-1020, BL-1040, BL-5010, BL-1021 and BL-7040, our business, our industry, investing in our ordinary shares and our location in Israel, that we describe under “Risk Factors,” in our Annual Report on Form 20-F for the year ended December 31, 2011, and our consolidated financial statements and the related notes, such Report, financial statements and notes being incorporated by reference herein, before making an investment in our ordinary shares.

Our Business

We are a clinical stage biopharmaceutical development company dedicated to identifying, in-licensing and developing therapeutic candidates that have advantages over currently available therapies or that address unmet medical needs. Our current development pipeline consists of five clinical-stage therapeutic candidates: BL-1020, an orally available drug that we believe may be the first antipsychotic therapeutic to improve cognitive function in schizophrenia patients; BL-1021, a new chemical entity in development for the treatment of neuropathic pain, or pain that results from damage to nerve fibers; BL-1040, a novel polymer solution for use in the prevention of cardiac remodeling following an acute myocardial infarction, or AMI; BL-5010, a novel formulation for the non-surgical removal of skin lesions; and BL-7040, an oligonucleotide for the treatment of Inflammatory Bowel Disease (IBD). In addition, we have 11 therapeutic candidates in the preclinical stages of development. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. None of our therapeutic candidates has been approved for marketing and, to date, there have been no commercial sales of any of our therapeutic candidates. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case-by-case basis, the commercialization of our therapeutic candidates independently.

Our Product Pipeline

The table below summarizes our current pipeline of therapeutic candidates, as well as the target indication and status of each candidate.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference our publicly filed reports into this prospectus, which means that information included in those reports is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus. We incorporate by reference the following documents filed with the SEC and any future filings made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

(1) Our Annual Report on Form 20-F for the year ended December 31, 2011;

(2) Our Current Reports on Form 6-K filed April 5, 2012, April 25, 2012, May 15, 2012 and June 5, 2012; and

(3) The description of our share capital contained in our Registration Statement on Form F-1/A, filed March 26, 2012.

We will furnish without charge to you, on written or oral request, a copy of any or all of the above documents, other than exhibits to such documents which are not specifically incorporated by reference therein. You should direct any requests for documents to:

BioLineRx Ltd. P.O. Box 45158, 19 Hartum Street Jerusalem 91450, Israel Attention: Corporate Secretary Tel.: +972-2-548-9100 e-mail: info@BioLineRx.com

The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents. Descriptions contained in the incorporated documents as to the contents of any contract or other document may not contain all of the information which is of interest to you. You should refer to the copy of such contract or other document filed as an exhibit to our filings.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act relating to this offering of our ADSs and ordinary shares.  This prospectus does not contain all of the information contained in the registration statement.  The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement.  Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents.  If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

In addition, we file reports with, and furnish information to, the SEC. You may read and copy the registration statement and any other documents we have filed at the SEC, including any exhibits and schedules, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on this public reference room. As a foreign private issuer, all documents which were filed after September 24, 2010 on the SEC’s EDGAR system are available for retrieval on the SEC’s website at www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il and from commercial document retrieval services.  We also generally make available on our own web site (www.biolinerx.com) our quarterly and year-end financial statements as well as other information.

In addition, since our ordinary shares are traded on the TASE, in the past we filed Hebrew language periodic and immediate reports with, and furnished information to, the TASE and the Israel Securities Authority, or the ISA, as required under Chapter Six of the Israel Securities Law, 1968.  On August 31, 2011, our shareholders approved a transition solely to U.S. reporting standards after listing our ADSs on the Nasdaq Capital Market, in accordance with an applicable exemption under the Israel Securities Law.  Copies of our SEC filings and submissions are now submitted to the Israeli Securities Authority and TASE.  Such copies can be retrieved electronically through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il) and the TASE website (maya.tase.co.il).

We maintain a corporate website at www.biolinerx.com.  Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus.  We have included our website address in this prospectus solely as an inactive textual reference.

FORWARD-LOOKING STATEMENTS

This prospectus contains statements and information that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  You should not put undue reliance on any forward-looking statements.  Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the initiation, timing, progress and results of our preclinical studies, clinical trials, and other therapeutic candidate development efforts;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

•	our receipt of regulatory approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;

•	the clinical development, commercialization, and market acceptance of our therapeutic candidates;

•	our ability to establish and maintain corporate collaborations;

•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

•	the implementation of our business model, strategic plans for our business and therapeutic candidates;

•
the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	competitive companies, technologies and our industry; and

•	statements as to the impact of the political and security situation in Israel on our business.

THE OFFERING

We are registering (i) an aggregate of 4,230,487 American Depository Shares, or ADSs, each representing ten (10) of our Ordinary Shares, (ii) up to an aggregate of 2,622,157 of our warrants (the “warrants”) to purchase ADSs (the “warrant ADSs”) and (iii) up to an aggregate of 2,622,157 warrant ADSs. All of the foregoing are to be offered for sale by or for the account of the selling shareholders named in this prospectus. See “Selling Shareholders.”

The selling shareholders acquired or will acquire the Ordinary Shares underlying the ADSs offered hereby, including pursuant to the exercise of outstanding options and warrants to purchase Ordinary Shares, from the Company in transactions exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and Regulation D promulgated thereunder.

The selling shareholders may offer to sell the ADSs, in the form of American Depositary Receipts, being offered in this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices. Our ADRs are listed on the NASDAQ Capital Market under the symbol “BLRX”.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the ADSs or the warrants by the selling shareholders. All net proceeds from the sale of the ADSs and the warrants covered by this prospectus will go to the selling shareholders. We expect that the selling shareholders will sell their ADSs and warrants as described under “Plan of Distribution.”

We may receive proceeds from the exercise of the warrants and issuance of the warrant ADSs to the extent that the warrants are exercised for cash.  Warrants, however, are exercisable on a cashless basis under certain circumstances. If all of the warrants were exercised for cash in full, the proceeds would be approximately $9.4 million. We intend to use the net proceeds of such warrant exercise, if any, for research and development, marketing expenses, general and administrative expenses, and for working capital and other general corporate purposes.  Pending such uses, we intend to invest the net proceeds in short-term, interest-bearing, investment grade securities or as otherwise pursuant our customary investment policies. We can make no assurances that any of the warrants will be exercised, or if exercised, that they will be exercised for cash, the quantity which will be exercised or in the period in which they will be exercised.

EXCHANGE RATE INFORMATION

We prepare our financial statements in NIS.  No representation is made that the NIS amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

Fluctuations in the exchange rates between the NIS and the U.S. dollar will affect the dollar amounts received by owners of our ordinary shares on payment of dividends, if any, paid in NIS.

The following table sets forth information regarding the exchange rates of U.S. dollars per NIS for the periods indicated.  Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. $
Year Ended December 31,	High	Low	Average	Period End
2011	3.821	3.363	3.578	3.821
2010	3.894	3.549	3.730	3.549
2009	4.256	3.690	3.923	3.775
2008	4.022	3.230	3.586	3.802
2007	4.342	3.830	4.110	3.846

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. $
Month	High	Low	Average	Period End
July 2012 (through July 20, 2012)	4.035	3.913	3.959	3.997
June 2012	3.947	3.856	3.893	3.923
May 2012	3.881	3.768	3.826	3.881
April 2012	3.769	3.715	3.750	3.750
March 2012	3.814	3.715	3.767	3.715
February 2012	3.803	3.700	3.740	3.766
January 2012	3.854	3.733	3.809	3.733

On July 20, 2012, the closing representative rate was $1.00 to NIS 3.997, as reported by the Bank of Israel.

PRICE RANGE OF OUR ORDINARY SHARES

Our ordinary shares have been trading on the TASE under the symbol “BLRX” since February 2007.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars.  U.S. dollar per ordinary share amounts are calculated using the U.S. dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel.

	NIS		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2011	3.24	1.13	0.91	0.30
2010	4.75	2.86	1.26	0.80
2009	5.68	0.86	1.53	0.23
2008	4.25	0.69	1.10	0.17
2007 (from February 8, 2007)	6.65	3.80	1.57	0.89
Quarterly:
Second Quarter 2012	1.12	0.89	0.30	0.23
First Quarter 2012	2.12	1.06	0.56	0.28
Fourth Quarter 2011	1.48	1.14	0.41	0.30
Third Quarter 2011	1.92	1.13	0.56	0.30
Second Quarter 2011	2.54	1.58	0.74	0.45
First Quarter 2011	3.24	2.15	0.91	0.60
Fourth Quarter 2010	3.59	2.86	0.99	0.80
Third Quarter 2010	3.82	3.21	1.01	0.87
Second Quarter 2010	4.69	3.00	1.27	0.78
First Quarter 2010	4.75	3.80	1.26	1.03
Most Recent Six Months:
July 2012 (through July 19, 2012)	1.18	0.95	0.30	0.24
June 2012	0.97	0.90	0.25	0.23
May 2012	1.11	0.89	0.26	0.23
April 2012	1.12	1.01	0.30	0.27
March 2012	1.21	1.06	0.32	0.28
February 2012	1.87	1.21	0.50	0.32
January 2012	2.12	1.16	0.56	0.30

On July 19, 2012, the last reported sales price of our ordinary shares on the TASE was NIS 1.00 per share, or $0.25 per share (based on the exchange rate reported by the Bank of Israel for such date).  On July 19, 2012 the exchange rate of the NIS to the dollar was $1.00 = NIS 4.035, as reported by the Bank of Israel.  As of July 19, 2012 there were three shareholders of record of our ordinary shares.  The number of record holders is not representative of the number of beneficial holders of our ordinary shares.

PRICE RANGE OF OUR ADSs

Our ADSs have been trading on the Nasdaq Capital Market under the symbol “BLRX” since July 2011.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the Nasdaq Capital Market in U.S. dollars.

	U.S.$
	Price Per ADS
	High	Low
Annual:
2011 (from July 25, 2011)	5.59	2.75
Quarterly:
Second Quarter 2012	2.85	2.30
First Quarter 2012	5.55	2.75
Fourth Quarter 2011	4.21	3.01
Third Quarter 2011(from July 25, 2011)	5.59	2.75
Most Recent Six Months:
July 2012 (through July 20, 2012)	2.91	2.41
June 2012	2.57	2.30
May 2012	2.81	2.32
April 2012	2.85	2.64
March 2012	3.27	2.75
February 2012	4.44	3.03
January 2012	5.55	2.90

On July 20, 2012, the last reported sales price of our ADSs on the Nasdaq Capital Market was $2.47 per ADS.  As of July 20, 2012 there was one shareholder of record of our ADSs.  The number of record holders is not representative of the number of beneficial holders of our ADSs.

CAPITALIZATION

The following table sets forth our consolidated capitalization as determined in accordance with IFRS as of March 31, 2012.

	As of March 31, 2012
	(NIS in thousands)	(U.S.$ in thousands)(1)

Long-term liabilities:
Long term loan, less current maturities	28	8
Shareholders’ equity:
Ordinary shares	1,760	474
Share premium	456,459	122,869
Capital reserve	32,240	8,679
Accumulated loss	(386,001)	(103,904)
Total shareholder’s equity	104,458	28,118
Total capitalization (debt and equity)	146,041	39,311

(1)           Calculated using the exchange rate reported by the Bank of Israel for March 30, 2012 at the rate of one U.S. dollar per NIS 3.715.

SELLING SHAREHOLDERS

The following table shows certain information as of the date of this prospectus regarding the number of ordinary shares underlying the ADSs owned by the selling shareholders and that are included for sale in this prospectus. The table assumes that all ADSs offered for sale in the prospectus are sold. The beneficial ownership of ordinary shares is based on the 176,056,151 ordinary shares outstanding as of July 20, 2012 and is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power.  For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of July 20, 2012, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.  Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares.

	Ordinary Shares Beneficially			Ordinary Shares		Ordinary Shares
	Owned Before the Offering			Offered by Selling		After the Offering
Selling Shareholder	Number(1)		Percent	Shareholders		Number	Percent
Ayer Capital Partners Kestrel Fund, LP(3)	320,750	(4)	0.18	320,750	(4)	0	0.0
Ayer Capital Partners Master Fund, L.P.(5)	14,524,320	(6)	8.03	14,524,320	(6)	0	0.0
Epworth–Ayer Capital(7)	889,200	(8)	0.50	889,200	(8)	0	0.0
Kingsbrook Opportunities Master Fund LP(9)	2,250,000	(10)	1.27	2,250,000	(10)	0	0.0
Lincoln Park Capital Fund, LLC(11)	2,622,380	(12)	1.48	2,622,380	(12)	0	0.0
RRC Biofund, LP(13)	3,750,000	(14)	2.11	3,750,000	(14)	0	0.0
DAFNA Lifescience LTD.(15)	144,000	(16)	0.08	144,000	(16)	0	0.0
DAFNA Lifescience Market Neutral LTD(17)	118,000	(18)	0.07	118,000	(18)	0	0.0
DAFNA Lifescience Select LTD(19)	175,070	(20)	0.10	175,070	(20)	0	0.0
Hartz Capital Investments, LLC(21)	437,070	(22)	0.25	437,070	(22)	0	0.0
Senvest Master Fund, LP(23)	5,244,750	(24)	2.95	5,244,750	(24)	0	0.0
Senvest Israel Partners LP(25)	5,244,750	(26)	2.95	5,244,750	(26)	0	0.0
Cranshire Capital Master Fund, Ltd.(27)	573,430	(28)	0.32	573,430	(28)	0	0.0
Freestone Advantage Partners II, LP(29)	38,460	(30)	0.02	38,460	(30)	0	0.0
Iroquois Master Fund Ltd.(31)	500,000	(32)	0.28	500,000	(32)	0	0.0
Pan Atlantic Bank and Trust Limited(33)	30,799,290	(34)	16.83	21,000,000	(35)	9,799,290	4.8
Opus Point Healthcare Innovations Fund, LP(36)	499,110	(37)	0.28	499,110	(37)	0	0.0
Opus Point Healthcare Low Net Fund, LP(38)	249,550	(39)	0.14	249,550	(39)	0	0.0
Opus Point Healthcare Value Fund, LP(40)	249,550	(41)	0.14	249,550	(41)	0	0.0
Capital Ventures International(42)	4,670,900	(43)	2.63	4,670,900	(43)	0	0.0
Nextview Capital LP(44)	1,967,000	(45)	1.11	1,967,000	(45)	0	0.0
Hudson Bay Master Fund Ltd.(46)	611,890	(47)	0.35	611,890	(47)	0	0.0
Midsummer Small Cap Master, Ltd.(48)	699,300	(49)	0.40	699,300	(49)	0	0.0
Prelude Israel Fund	410,920	(50)	0.23	410,920	(50)	0	0.0
Rockmore Investment Master Fund Ltd.(51)	374,490	(52)	0.21	374,490	(52)	0	0.0
Whalehaven Capital Fund Ltd.(53)	524,480	(54)	0.30	524,480	(54)	0	0.0
Warburg WF I LP(55)	437,070	(56)	0.25	437,070	(56)	0	0.0

(1)	Number of ordinary shares includes ordinary shares, ordinary shares underlying ADSs, as well as ordinary shares underlying ADSs to be purchased by the exercise of the warrants.
(2)	[Intentionally deleted]
(3)
Ayer Capital Partners Master Fund, LP may be considered the beneficial owner (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of any securities held by Ayer Capital Partners Kestrel Fund, LP. ACM Capital Partners, LLC, and Jay Venkatesan may be considered beneficial owners of securities held by Ayer Capital Management, LP and as such the securities held by Ayer Capital Partners Kestrel Fund, LP.

(4)	Includes 21,383 ADSs and warrants to purchase 10,692 ADSs purchased by Ayer Capital Partners Kestrel Fund, LP in the private placement that closed on February 22, 2012.
(5)
Ayer Capital Management, LP may be considered the beneficial owner (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of any securities held by Ayer Capital Partners Master Fund, L.P. ACM Capital Partners, LLC, and Jay Venkatesan may be considered beneficial owners of securities held by Ayer Capital Management, LP and as such the securities held by Ayer Capital Partners Master Fund, L.P.

(6)	Includes 968,288 ADSs and warrants to purchase 484,144 ADSs purchased by Ayer Capital Partners Master Fund, L.P. in the private placement that closed on February 22, 2012.
(7)
Ayer Capital Management, LP may be considered the beneficial owner (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of any securities held by Epworth-Ayer Capital. ACM Capital Partners, LLC, and Jay Venkatesan may be considered beneficial owners of securities held by Ayer Capital Management, LP and as such the securities held by Epworth-Ayer Capital.

(8)	Includes 59,280 ADSs and warrants to purchase 29,640 ADSs purchased by Epworth-Ayer Capital in the private placement that closed on February 22, 2012.
(9)
Kingsbrook Partners LP (“Kingsbrook Partners”) is the investment manager of Kingsbrook Opportunities Master Fund LP (“Kingsbrook Opportunities”) and consequently has voting control and investment discretion over securities held by Kingsbrook Opportunities. Kingsbrook Opportunities GP LLC (“Opportunities GP”) is the general partner of Kingsbrook Opportunities and may be considered the beneficial owner of any securities deemed to be beneficially owned by Kingsbrook Opportunities. KB GP LLC (“GP LLC”) is the general partner of Kingsbrook Partners and may be considered the beneficial owner of any securities deemed to be beneficially owned by Kingsbrook Partners. Ari J. Storch, Adam J. Chill and Scott M. Wallace are the sole managing members of Opportunities GP and GP LLC and as a result may be considered beneficial owners of any securities deemed beneficially owned by Opportunities GP and GP LLC. Each of Kingsbrook Partners, Opportunities GP, GP LLC and Messrs. Storch, Chill and Wallace disclaim beneficial ownership of these securities.

(10)	Includes 150,000 ADSs and warrants to purchase 75,000 ADSs purchased by Kingsbrook Partners in the private placement that closed on February 22, 2012.
(11)
Josh Scheinfeld and Jonathan Cope, the principals of Lincoln Park Capital Fund, LLC (Lincoln Park Capital”), are deemed to be beneficial owners of all of the securities owned by Lincoln Park Capital. Messrs. Scheinfeld and Cope have shared voting and disposition power over the securities.

(12)	Includes 174,825 ADSs and warrants to purchase 87,413 ADSs purchased by Lincoln Park Capital in the private placement that closed on February 22, 2012.
(13)	As manager of RRC Management, LLC, the sole general partner of RRC BioFund, LP (“RRC Biofund”), James A. Silverman has the sole authority to vote and dispose of all of the shares held by RRC BioFund.
(14)	Includes 250,000 ADSs and warrants to purchase 125,000 ADSs purchased by RRC Biofund in the private placement that closed on February 22, 2012.
(15)	Nathan Fischel and Fariba Ghodsian share voting and investment power over these securities.
(16)	Includes warrants to purchase 14,400 ADSs purchased by DAFNA Lifescience LTD in the private placement that closed on February 22, 2012.
(17)	Nathan Fischel and Fariba Ghodsian share voting and investment power over these securities.
(18)	Includes warrants to purchase 11,800 ADSs purchased by DAFNA Lifescience Market Neutral LTD in the private placement that closed on February 22, 2012.
(19)	Nathan Fischel and Fariba Ghodsian share voting and investment power over these securities.
(20)	Includes warrants to purchase 17,507 ADSs purchased by DAFNA Lifescience Select LTD in the private placement that closed on February 22, 2012.
(21)
Empery Asset Management LP, the authorized agent of Hartz Capital Investments, LLC (“HCI”), has discretionary authority to vote and dispose of the shares held by HCI and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by HCI. Mr. Hoe and Mr. Lane disclaim any beneficial ownership of these shares.

(22)	Includes warrants to purchase 43,707 ADSs purchased by HCI in the private placement that closed on February 22, 2012.
(23)
Rima Senvest Management LLC (“Rima”) is the investment manager of Senvest Master Fund, LP and has voting control and investment discretion over securities held by Senvest Master Fund, LP.  Richard Mashaal has voting control over Rima.  As a result, each of Mr. Mashaal and Rima may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Senvest Master Fund, LP.

(24)	Includes 349,650 ADSs and warrants to purchase 174,825 ADSs purchased by Senvest Master Fund, LP in the private placement that closed on February 22, 2012.
(25)
Rima is the investment manager of Senvest Israel Partners LP and has voting control and investment discretion over securities held by Senvest Israel Partners LP.  Mr. Mashaal has voting control over Rima.  As a result each of Mr. Mashaal and Rima may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Senvest Israel Partners LP.

(26)	Includes 349,650 ADSs and warrants to purchase 174,825 ADSs purchased by Senvest Israel Partners LP in the private placement that closed on February 22, 2012.
(27)
Cranshire Capital Advisors, LLC (“CCA”) is the investment manager of Cranshire Capital Master Fund, Ltd. (“Cranshire Master Fund”) and has voting control and investment discretion over securities held by Cranshire Master Fund. Mitchell P. Kopin (“Mr. Kopin”), the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Cranshire Master Fund.
CCA is also the investment manager for a managed account for Freestone Advantage Partners II, LP (“Freestone II”), and CCA has voting control and investment discretion over securities held Freestone II. Mr. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA also may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of an additional 115,380 ordinary shares of the issuer, consisting of (iv) 7,692 ADSs of the issuer that are held by Freestone II and (v) 3,846 ADSs of the issuer that are issuable upon exercise of warrants held by Freestone II.

(28)	Includes warrants to purchase 57,343 ADSs purchased by Cranshire Master Fund in the private placement that closed on February 22, 2012.
(29)
CCA is the investment manager of a managed account for Freestone II and has voting control and investment discretion over securities held in by Freestone II in such managed account. Mr. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Freestone II in such managed account.
CCA is also the investment manager Cranshire Master Fund and CCA has voting control and investment discretion over securities held by Cranshire Master Fund. Mr. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Cranshire Master Fund that are described in footnote 27.

(30)	Includes warrants to purchase 3,846 ADSs purchased by Freestone in the private placement that closed on February 22, 2012.
(31)
Iroquois Capital Management L.L.C (“Iroquois Capital”) is the investment manager for Iroquois Master Fund, Ltd. (“IMF”). Consequently, Iroquois Capital has voting control and investment discretion over securities held by IMF. As managing members of Iroquois Capital, Joshua Silverman and Richard Abbe make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager to IMF. As a result of the foregoing, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership of the securities held by IMF. Notwithstanding the foregoing, Mr. Silverman and Mr. Abbe disclaim such beneficial ownership.

(32)	Includes warrants to purchase 50,000 ADSs purchased by IMF in the private placement that closed on February 22, 2012.
(33)
Pan Atlantic Bank and Trust Limited (“Pan Atlantic”) is a wholly owned subsidiary of FCMI Financial Corporation (“FCMI”). All of the outstanding shares of FCMI are owned by Albert D. Friedberg (“Mr. Friedberg”), members of his family and trusts for the benefit of members of his family. Mr. Friedberg retains possession of the voting and dispositive power over the FCMI shares held by members of the Friedberg family and trusts for the benefit of members of his family and, as a result, controls and may be deemed the beneficial owner of 100% of the outstanding shares of and sole controlling person of FCMI. As a result, both Mr. Friedberg and FCMI may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Pan Atlantic.

(34)
Includes 9,799,290 Ordinary Shares owned by Pan Atlantic Bank and Trust Limited (“Pan Atlantic”) as of July 9, 2012 along with 1,400,000 ADSs and warrants to purchase 700,000 ADSs purchased by Pan Atlantic in the private placement that closed on February 22, 2012.

(35)	Includes 1,400,000 ADSs and warrants to purchase 700,000 ADSs purchased by Pan Atlantic in the private placement that closed on February 22, 2012.
(36)	Michael S. Weiss exercises sole voting and dispositive power over the securities held by Opus Point Healthcare Innovations Fund, LP.
(37)	Includes 28,057 ADSs and warrants to purchase 21,854 ADSs purchased by Opus Point Healthcare Innovations Fund, LP. in the private placement that closed on February 22, 2012.
(38)	Michael S. Weiss exercises sole voting and dispositive power over the securities held by Opus Point Healthcare Low Net Fund, LP.
(39)	Includes 14,028 ADSs and warrants to purchase 10,927 ADSs purchased by Opus Point Healthcare Low Net Fund, LP. in the private placement that closed on February 22, 2012.
(40)	Michael S. Weiss exercises sole voting and dispositive power over the securities held by Opus Point Healthcare Value Fund, LP.
(41)	Includes 14,028 ADSs and warrants to purchase 10,927 ADSs purchased by Opus Point Healthcare Value Fund, LP. in the private placement that closed on February 22, 2012.
(42)
Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any beneficial ownership of the shares.

(43)	Includes 283,523 ADSs and warrants to purchase 183,567 ADSs purchased by CVI in the private placement that closed on February 22, 2012.
(44)	Stewart Flink is the portfolio manager of Nextview Capital, LP (“Nextview”) and has the sole voting and dispositive power over the securities held for the account of Nextview.
(45)	Includes 124,200 ADSs and warrants to purchase 72,500 ADSs purchased by Nextview in the private placement that closed on February 22, 2012.
(46)
Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd. (“Hudson Bay”), has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Sander Gerber disclaims beneficial ownership over these securities.

(47)	Includes warrants to purchase 61,189 ADSs purchased by Hudson Bay in the private placement that closed on February 22, 2012.
(48)	Each of Michel Amsalem and Joshua Thomas, as a Managing Member of Midsummer Small Cap Master, Ltd. (“Midsummer”), has sole voting and dispositive power of the shares beneficially owned by Midsummer.
(49)	Includes warrants to purchase 69,930 ADSs purchased by Midsummer in the private placement that closed on February 22, 2012.
(50)	Includes 23,609 ADSs and warrants to purchase 17,483 ADSs purchased by Prelude Israel Fund in the private placement that closed on February 22, 2012.
(51)
Rockmore Capital, LLC (“Rockmore Capital”) serves as the investment manager to Rockmore Investment Master Fund Ltd (“Rockmore Master Fund”) and in such capacity has investment discretion to vote and dispose of these shares. Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of Rockmore Master Fund and may be deemed to have investment discretion over these shares. Each of Rockmore Capital, Messrs. Bernstein and Daly, disclaims beneficial ownership of these shares.

(52)	Includes 19,966 ADSs and warrants to purchase 17,483 ADSs purchased by Rockmore Master Fund in the private placement that closed on February 22, 2012.
(53)	Michael Finklestein has the voting and dispositive power over the securities held for the account of Whalehaven Capital Fund Ltd (“Whalehaven”).
(54)	Includes warrants to purchase 52,448 ADSs purchased by Whalehaven in the private placement that closed on February 22, 2012.
(55)
Warberg WF I LP (“Warberg”) is managed by Warberg Asset Management LLC (“WAM”).  The sole members of WAM are Daniel Warsh and Jonathan Blumberg.  As a result, Mr. Warsh, Mr. Blumberg and WAM may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Warberg.

(56)
Includes warrants to purchase 43,707 ADSs purchased by Warburg WF 1 LP in June 2012 from Empery Asset Master, LTD which in turn purchased such warrants in the private placement that closed on February 22, 2012.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares or ADSs, both referred to below as the Shares, or our warrants. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

Israeli Tax Considerations

The following is a summary of the material Israeli tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our Shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because certain parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. This summary is based on laws and regulations in effect as of the date of this prospectus and does not take into account possible future amendments which may be under consideration.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax at the rate of 25% of their taxable income in 2012. Capital gains derived by an Israeli company are now generally subject to tax at the same rate as the corporate tax rate.

In May 2012, the Israeli Tax Authority (“ITA”) approved our eligibility for tax benefits as a “Benefited Enterprise” under the Law for the Encouragement of Capital Investments, 5719-1959, as amended (the “Investments Law”), with respect to certain of our development programs (the “Eligible Projects”). Subject to compliance with the applicable requirements, the portion of our undistributed income derived from our Benefited Enterprise programs will be entitled to tax exemption for a period of ten years commencing in the first year in which we generate taxable income after setting off our losses for Israeli tax purposes from prior years in the amount of approximately $100 million. The ten-year period may not extend beyond 14 years from the beginning of the Benefited Enterprise’s election year. We received Benefited Enterprise status with respect to the Eligible Projects beginning in the 2009 tax year, so depending on when the Benefited Enterprise programs begin to generate taxable income, the benefit period could continue through 2022. However, any distribution of income derived from our Benefited Enterprise programs will result in such income being subject to a rate of corporate tax no greater than 25%.

Beginning with tax year 2013, we have the option to transition to a “Preferred Enterprise” regime under the Investments Law, according to which all of our income which is eligible for benefits under the regime would be subject to flat corporate tax rates of 7% in 2013 and 2014 and 6% in 2015 and thereafter, whether or not distributed. Were we to move our operations to a different part of the country, these rates may be increased. A transition to a Preferred Enterprise regime may not be reversed.

In addition, the ITA approved our operations as an “Industrial Enterprise” under the Investments Law, meaning that we are eligible for accelerated depreciation with respect to certain tangible assets belonging to our Benefited Enterprise.

Should we not meet the requirements for maintaining these benefits, they may be reduced or cancelled and, among other things, our income deriving from the eligible projects would be subject to Israeli corporate tax at the standard rate, which is currently set at 25% for 2012 and onwards. If these tax benefits are reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations.

Taxation of our Shareholders

Taxation of Israeli Individual Shareholders on Receipt of Dividends. Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at a rate of 25%, or 30% if the recipient of such dividend is a substantial shareholder (as defined below) at the time of distribution or at any time during the preceding 12-month period.

Taxation of Israeli Resident Corporations on Receipt of Dividends. Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on our ordinary shares.

However, in the case of both Israeli individual shareholders and Israeli resident corporations, under the Investments Law, dividends distributed from taxable income accrued during the period of benefit of a Benefited Enterprise and which are attributable to a Benefited Enterprise are subject to tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period. A weighted average rate may be set if the dividend is distributed from mixed types of income (regular and Benefited Enterprise income). This 15% tax rate similarly applies to dividends sourced from profits attributable to a Preferred Enterprise which are paid to Israeli resident individual shareholders, while such dividends paid to Israeli resident corporations are generally tax-exempt.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our Shares, provided that such shareholders did not acquire their Shares prior to our initial public offering on the TASE and such gains were not derived from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our Shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the Shares as a capital asset is exempt from Israeli capital gains tax unless either (1) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition or (2) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel. In either case, the sale, exchange or disposition of Shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our Shares at the rate of 25% (or 30% if such person is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date), which tax will be withheld at the source, unless a different rate is provided in a tax treaty between Israel and the shareholder’s country of residence. If the income out of which the dividend is being paid is sourced from profits attributable to a Benefited Enterprise under the Investments Law, the rate is generally not more than 15%.

Under the US-Israel Tax Treaty, Israeli withholding tax on dividends paid to a US resident for treaty purposes may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of a Benefited Enterprise, subject to certain conditions. Where the recipient is a US corporation owning 10% or more of the voting stock of the paying corporation during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) and the dividend is not paid from the profits of a Benefited Enterprise, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

A “substantial shareholder” is generally a person who alone, or together with his relative or another person who collaborates with him on a regular basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), and all regardless of the source of such right.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

U.S. Federal Income Tax Considerations

The following is a general summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our Shares or warrants by U.S. Investors (as defined below) that hold such Shares or warrants as capital assets. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code, or the Treasury Regulations, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Investors in light of their particular circumstances or to U.S. Investors subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire Shares or warrants as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own (or are deemed to own, indirectly or by attribution) 10% or more of our shares or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this summary, the term “U.S. Investor” means a beneficial owner of Shares or warrants that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or an electing trust that was in existence on August 19, 1996 and was treated as a domestic trust on that date.

If an entity treated as a partnership for U.S. federal income tax purposes holds Shares or warrants, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of Shares or warrants.

Prospective investors should be aware that this summary does not address the tax consequences to investors who are not U.S. Investors. Prospective investors should consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of Shares or warrants, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of U.S. Investors

The discussions under “— Distributions,” “— Sale, Exchange or Other Disposition of Ordinary Shares or Warrants,” “Possible Constructive Distributions,” and under “—  Exercise or Lapse of a Warrant” below assumes that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, we have not determined whether we will be a PFIC in 2012, and it is possible that we will be a PFIC in 2012 or in any subsequent year. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

Distributions. We have no current plans to pay dividends. To the extent we pay any dividends, a U.S. Investor will be required to include in gross income as a taxable dividend the amount of any distributions made on the Shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Investor’s tax basis in its Shares and to the extent they exceed that tax basis, will be treated as gain from the sale or exchange of those Shares. If we were to pay dividends, we expect to pay such dividends in NIS; however, dividends paid to holders of our ADSs will be paid in U.S. Dollars. A dividend paid in NIS, including the amount of any Israeli taxes withheld, will be includible in a U.S. Investor’s income as a U.S. dollar amount calculated by reference to the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Investor generally will not recognize a foreign currency gain or loss. However, if the U.S. Investor converts the NIS into U.S. dollars on a later date, the U.S. Investor must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into U.S. dollars. Such gain or loss will generally be ordinary income or loss and United States source for U.S. foreign tax credit purposes. U.S. Investors should consult their own tax advisors regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

Subject to certain significant conditions and limitations, including potential limitations under the United States-Israel income tax treaty, any Israeli taxes paid on or withheld from distributions from us and not refundable to a U.S. Investor may be credited against the investor’s U.S. federal income tax liability or, alternatively, may be deducted from the investor’s taxable income. This election is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Investor or withheld from a U.S. Investor that year. Dividends paid on the Shares generally will constitute income from sources outside the United States and be categorized as “passive category income” or, in the case of some U.S. Investors, as “general category income” for U.S. foreign tax credit purposes.

Since the rules governing foreign tax credits are complex, U.S. Investors should consult their own tax advisor regarding the availability of foreign tax credits in their particular circumstances. In addition, the U.S. Treasury Department has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the creditability of Israeli taxes could be affected by future actions that may be taken by the U.S. Treasury Department or parties to whom ADSs are pre-released.

Dividends paid on the Shares will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Investors with respect to dividends received from U.S. corporations.

For taxable years beginning before January 1, 2013, distributions treated as dividends that are received by an individual U.S. Investor from “qualified foreign corporations” generally qualify for a 15% reduced maximum tax rate so long as certain holding period and other requirements are met. Dividends paid by us in a taxable year in which we are not a PFIC are expected to be eligible for the 15% reduced maximum tax rate. However, any dividend paid by us in a taxable year in which we are a PFIC will be subject to tax at regular ordinary income rates. As mentioned above, we have not determined whether we are currently a PFIC or not. Unless the reduced rate provision is extended or made permanent by subsequent legislation, for tax years beginning on or after January 1, 2013, dividends will be taxed at regular ordinary income rates.

Possible Constructive Distributions. The terms of each warrant provide for an adjustment to the number of shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. However, U.S. Investors of warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of ordinary shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of our Shares which is taxable to the U.S. Investors of such shares as described under “— Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Investors of the warrants received a cash distribution from us equal to the fair market value of such increased interest.

Sale, Exchange or Other Disposition of Ordinary Shares or Warrants. Subject to the discussion under “— Passive Foreign Investment Company” below, a U.S. Investor generally will recognize capital gain or loss upon the sale, exchange or other disposition of Shares or warrants in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and the U.S. Investor’s adjusted tax basis in such Shares or warrants. See “— Exercise or Lapse of a Warrant” for a discussion regarding a U.S. Investor’s basis in Shares acquired pursuant to the exercise of a warrant. This capital gain or loss will be long-term capital gain or loss if the U.S. Investor’s holding period in the Shares or warrants exceeds one year. Preferential tax rates for long-term capital gain will apply to individual U.S. Investors. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes.

U.S. Investors should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of Shares or warrants.

Medicare Tax. In addition, with respect to taxable years beginning after December 31, 2012, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Investors are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of Shares or warrants.

Exercise or Lapse of a Warrant. Subject to the discussion under “— Passive Foreign Investment Company” below, a U.S. Investor generally will not recognize gain or loss upon the acquisition of a share on the exercise of a warrant for cash. A share acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Investor’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such share generally begins on the day after the date of exercise of the warrant and will not include the period during which the U.S. Investor held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Investor generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. Accordingly, U.S. Investors should consult their tax advisors regarding the tax consequences of a cashless exercise.

Passive Foreign Investment Company

In general, a corporation organized outside the United States will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of its assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in the public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Under the tests described above, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change.

We believe that we were a PFIC for U.S. federal income tax purposes for years prior to 2009 and in 2011. We were not a PFIC in 2009 and 2010, and we have not determined whether we will be a PFIC in 2012. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC in 2012 or in any subsequent year. Upon request, we will annually inform U.S. Investors if we and any of our subsidiaries were a PFIC with respect to the preceding year.

U.S. Investors should be aware of certain tax consequences of investing directly or indirectly in us if we are a PFIC. A U.S. Investor is subject to different rules depending on whether the U.S. Investor makes an election to treat us as a “qualified electing fund,” known as a QEF election, for the first taxable year that the U.S. Investor holds Shares, which is referred to in this disclosure as a “timely QEF election,” makes a “mark-to-market” election with respect to the Shares (if such election is available) or makes neither election.

QEF Election. A U.S. Investor who makes a timely QEF election, referred to in this disclosure as an “Electing U.S. Investor,” with respect to us must report for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing U.S. Investor. The “net capital gain” of a PFIC is the excess, if any, of the PFIC’s net long-term capital gains over its net short-term capital losses. The amount so included in income generally will be treated as ordinary income to the extent of such Electing U.S. Investor’s allocable share of the PFIC’s ordinary earnings and as long-term capital gain to the extent of such Electing U.S. Investor’s allocable share of the PFIC’s net capital gains. Such Electing U.S. Investor generally will be required to translate such income into U.S. dollars based on the average exchange rate for the PFIC’s taxable year with respect to the PFIC’s functional currency. Such income generally will be treated as income from sources outside the United States for U.S. foreign tax credit purposes. Amounts previously included in income by such Electing U.S. Investor under the QEF rules generally will not be subject to tax when they are distributed to such Electing U.S. Investor. The Electing U.S. Investor’s tax basis in Shares generally will increase by any amounts so included under the QEF rules and decrease by any amounts not included in income when distributed.

An Electing U.S. Investor will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether such amounts are actually distributed to such Electing U.S. Investor. However, an Electing U.S. Investor may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If an Electing U.S. Investor is an individual, any such interest will be treated as non-deductible “personal interest.”

Any net operating losses or net capital losses of a PFIC will not pass through to the Electing U.S. Investor and will not offset any ordinary earnings or net capital gain of a PFIC recognized by Electing U.S. Investors in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, recognized by the Electing U.S. Investor on its disposition of the Shares).

So long as an Electing U.S. Investor’s QEF election with respect to us is in effect with respect to the entire holding period for Shares, any gain or loss recognized by such Electing U.S. Investor on the sale, exchange or other disposition of such Shares generally will be long-term capital gain or loss if such Electing U.S. Investor has held such Shares for more than one year at the time of such sale, exchange or other disposition. Preferential tax rates for long-term capital gain will apply to individual U.S. Investors. The deductibility of capital losses is subject to limitations.

A U.S. Investor makes a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. Upon request, we will annually furnish U.S. Investors with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Investor) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. A QEF election will not apply to any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Each U.S. Investor is encouraged to consult its own tax advisor with respect to tax consequences of a QEF election with respect to us.

A U.S. Investor may not make a QEF election with respect to its warrants to acquire our shares. As a result, if a U.S. Investor sells or otherwise disposes of such warrants (other than upon exercise of such warrants), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described below, if we were a PFIC at any time during the period the U.S. Investor held the warrants. If a U.S. Investor that exercises such warrants properly makes a QEF election with respect to the newly acquired shares (or has previously made a QEF election with respect to our shares), the QEF election will apply to the newly acquired shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Investor held the warrants), unless the U.S. Investor makes a purging election under the PFIC rules, as described below. As a result of the purging election, the U.S. Investor will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

Mark-to-Market Election. Alternatively, if our Shares are treated as “marketable stock,” a U.S. Investor would be allowed to make a “mark-to-market” election with respect to our Shares, provided the U.S. Investor completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Investor generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the Shares at the end of the taxable year over such holder’s adjusted tax basis in the Shares. The U.S. Investor would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Investor’s adjusted tax basis in the Shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Investor’s tax basis in the Shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the Shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Investor, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. Currently, a mark-to-market election may not be made with respect to warrants.

Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury regulations. A class of stock is regularly traded on an exchange during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Our ADSs will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to our ADSs held by a U.S. Investor for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any PFIC subsidiary that we own. Each U.S. Investor is encouraged to consult its own tax advisor with respect to the availability and tax consequences of a mark-to-market election with respect to our ADSs.

Default PFIC Rules. A U.S. Investor who does not make a timely QEF election or a mark-to-market election, referred to in this disclosure as a “Non-Electing U.S. Investor,” will be subject to special rules with respect to (a) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Investor on the Shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Investor in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Investor’s holding period for his Shares), and (b) any gain realized on the sale or other disposition of such Shares or warrants. Under these rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Investor’s holding period for the Shares or warrants;
•	the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and
•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If a Non-Electing U.S. Investor who is an individual dies while owning our Shares or warrants, the Non-Electing U.S. Investor’s successor would be ineligible to receive a step-up in tax basis of the Shares or warrants. Non-Electing U.S. Investors are encouraged to consult their tax advisors regarding the application of the PFIC rules to their specific situation.

A Non-Electing U.S. Investor who wishes to make a QEF election for a subsequent year may be able to make a special “purging election” pursuant to Section 1291(d) of the Code. Pursuant to this election, a Non-Electing U.S. Investor would be treated as selling his or her stock for fair market value on the first day of the taxable year for which the QEF election is made. Any gain on such deemed sale would be subject to tax under the rules for Non-Electing U.S. Investors as discussed above. Non-Electing U.S. Investors are encouraged to consult their tax advisors regarding the availability of a “purging election” as well as other available elections.

To the extent a distribution on our Shares does not constitute an excess distribution to a Non-Electing U.S. Investor, such Non-Electing U.S. Investor generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions. The tax consequences of such distributions are discussed above under “— Taxation of U.S. Investors — Distributions.” Each U.S. Investor is encouraged to consult its own tax advisor with respect to the appropriate U.S. federal income tax treatment of any distribution on our Shares.

If we are treated as a PFIC for any taxable year during the holding period of a Non-Electing U.S. Investor, we will continue to be treated as a PFIC for all succeeding years during which the Non-Electing U.S. Investor is treated as a direct or indirect Non-Electing U.S. Investor even if we are not a PFIC for such years. A U.S. Investor is encouraged to consult its tax advisor with respect to any available elections that may be applicable in such a situation, including the “deemed sale” election of Code Section 1298(b)(1). In addition, U.S. Investors should consult their tax advisors regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

We may invest in the equity of foreign corporations that are PFICs or may own subsidiaries that own PFICs. U.S. Investors will be subject to the PFIC rules with respect to their indirect ownership interests in such PFICs, such that a disposition of the shares of the PFIC or receipt by us of a distribution from the PFIC generally will be treated as a deemed disposition of such shares or the deemed receipt of such distribution by the U.S. Investor, subject to taxation under the PFIC rules. There can be no assurance that a U.S. Investor will be able to make a QEF election or a mark-to-market election with respect to PFICs in which we invest. Each U.S. Investor is encouraged to consult its own tax advisor with respect to tax consequences of an investment by us in a corporation that is a PFIC.

The U.S. federal income tax rules relating to PFICs are complex. U.S. Investors are urged to consult their own tax advisors with respect to the purchase, ownership and disposition of Shares, any elections available with respect to such Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Shares.

Certain Reporting Requirements

Certain U.S. Investors are required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and certain U.S. Investors may be required to file IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Investor and us. Substantial penalties may be imposed upon a U.S. Investor that fails to comply. Each U.S. Investor should consult its own tax advisor regarding these requirements.

In addition, recently enacted legislation imposes new reporting requirements for the holder of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds $50,000. The Shares are expected to be subject to these new reporting requirements unless the Shares are held in an account at a domestic financial institution. The requirement to file a report is effective for taxable years beginning after March 18, 2010. Penalties apply to any failure to file a required report. U.S. Investors should consult their own tax advisors regarding the application of this legislation.

Backup Withholding Tax and Information Reporting Requirements

Generally, information reporting requirements will apply to distributions on our Shares or proceeds on the disposition of our Shares paid within the United States (and, in certain cases, outside the United States) to U.S. Investors other than certain exempt recipients, such as corporations. Furthermore, backup withholding may apply to such amounts if the U.S. Investor fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner. U.S. Investors who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment may be credited against a U.S. Investor’s U.S. federal income tax liability and such U.S. Investor may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

U.S. Investors should consult their own tax advisors concerning the tax consequences relating to the purchase, ownership and disposition of the Shares.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their ADSs or warrants on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling ADSs or warrants:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	to cover short sales made after the date that this registration statement is declared effective by SEC;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such securities at a stipulated price per security;

•               a combination of any such methods of sale; and

•               any other method permitted pursuant to applicable law.

The selling shareholders may also sell ADSs or warrants under Rule 144 under the Securities Act, if available, rather than under this prospectus.

In connection with sales of the ADSs and warrants or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the securities in the course of hedging in positions they assume. The selling shareholders may also sell their securities short and deliver the securities covered by a prospectus filed as part of a registration statement to close out short positions and to return borrowed securities in connection with such short sales. The selling shareholders may also loan or pledge their securities to broker-dealers that in turn may sell such securities.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling shareholders may from time to time pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell ADSs or warrants from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

Upon us being notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of ADSs or warrants through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of securities involved, (iii) the price at which such securities were sold, (iv)the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.

The selling shareholders also may transfer securities in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling shareholder and/or the purchasers. Each selling shareholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such selling shareholder’s business and, at the time of its purchase of such securities such selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities. We have advised each selling shareholder that it may not use securities registered on this registration statement to cover short sales of securities made prior to the date on which this registration statement shall have been declared effective by the SEC. If a selling shareholder uses this prospectus for any sale, it will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling shareholders in connection with resales of their respective shares under the registration statement of which this prospectus is a part.

We will pay all fees and expenses incident to the registration of the ADSs and warrants, but we will not receive any proceeds from the sale of such securities.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year December 31, 2011 have been so incorporated in reliance on the report of Kesselman and Kesselman, Certified Public Accountant (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm,  given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Yigal Arnon & Co., Jerusalem, Israel.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel.  Service of process upon us and upon our directors and officers and the Israeli experts named in this registration statement, substantially all of whom reside outside of the United States, may be difficult to obtain within the United States.  Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Yigal Arnon & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel.  Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim.  In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

•
the judgments are obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

•	the prevailing law of the foreign state in which the judgments were rendered allows for the enforcement of judgments of Israeli courts;
•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;
•	the judgments are not contrary to public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;
•	the judgments were not obtained by fraud and do not conflict with any other valid judgments in the same matter between the same parties;
•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and
•	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel.  The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency.  Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time.  Judgment creditors must bear the risk of unfavorable exchange rates.

August 2, 2012